EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
(In thousands)	2018	2017	2017	2016	2015	2014	2013
Earnings
Net income before minority interest	$34,859	$32,333	$93,072	$74,592	$71,465	$81,938	$76,445
Equity earnings	-	-	-	(6,366)	(7,728)	(9,150)	(9,434)
Income distribution from equity investees	-	-	-	5,032	6,645	7,740	7,404
Minority interest in pre-tax investees	-	-	-	(2,355)	(3,628)	(4,149)	(4,022)
Amortization of capitalized interest	264	264	527	527	527	527	527
Federal and state income taxes	10,802	18,112	18,990	41,791	41,406	49,145	45,822
Fixed charges	10,947	10,498	21,026	21,200	21,323	21,812	20,955
Total Earnings as Defined	$56,872	$61,207	$133,615	$134,421	$130,010	$147,863	$137,697

Fixed Charges
Interest expense on long-term debt and other	$9,786	$9,544	$19,149	$19,235	$19,477	$19,149	$18,355
Interest on rentals*	295	333	590	667	709	823	889
Amortization of debt issuance costs	441	436	875	903	906	698	676
AFUDC - borrowed funds	425	185	412	395	231	1,142	1,035
Total Fixed Charges	$10,947	$10,498	$21,026	$21,200	$21,323	$21,812	$20,955

Ratio of Earnings to Fixed Charges	5.20X	5.83X	6.35X	6.34X	6.10X	6.78X	6.57X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.